UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share
American Depository Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an email sent on July 28, 2008 to employees of ILOG S.A. (the “Company”) from Pierre Haren, the Company’s Chief Executive Officer:

Dear ILOG fellow employee,

Today, July 28th 2008, we announced that we have entered into an agreement to begin a process which, if successful, will result in the acquisition of ILOG by IBM.  It is a complex process with many milestones, we are only at the very beginning but we anticipate a successful transaction and we are really excited.

I believe this offers us a tremendous opportunity to deliver the full potential of our vision.

Our fiscal year 2008 results, just released, reflect the challenges we face in an increasingly volatile economic environment.

We have continuously worked to improve our performance in the past years. In particular, we have a hiring freeze in place, and we finished the year with exactly the same number of people as last year: 847. In FY08, we overcame a sharp decrease in revenue in the banking sector due to the credit crisis, we refocused the U.S. sales team onto other more promising business segments, we increased our efficiency at selling optimization, and we leveraged the phenomenal performance of CPLEX 11.

We delivered a very respectable 12% year-over-year revenue growth notwithstanding the loss of a market that represented more than 15% of our FY07 revenue.

As you know, in the software world, profitability comes simultaneously from growth and cost control. We have a prudent FY09 expense forecast, with modest revenue growth prospects. However, we believe such growth is likely to be insufficient to simultaneously increase our profitability to the level we are targeting and compensate for the continued appreciation of the euro against the dollar.

That is why when we were approached by IBM, with its vast access to customers, its market-leading SOA infrastructure, and its matching core values, we felt that the best way to accelerate the growth of all of our products, to implement our vision, and to increase our impact on the world with our software and services, was to combine with them.

This offers a bright future for our employees, at the same time it provides an attractive alternative to our shareholders. And we complement in a number of ways their business strategy with all of our product lines.

We must temper our enthusiasm however, as we are very early in the process, and for almost two quarters we must continue our business as if nothing has changed.  The acquisition process also requires us to maintain an arms-length relationship for now and we cannot begin serious integration discussions.  We would like to be able to answer detailed questions about our future organization but we are legally prevented from having these discussions today and in the near future.  We hope to share information as we have it and as it is possible to share.

Another aspect of that process that you should be aware of is that from today on, all of our group communications regarding the proposed transaction, including of course my quarterly reports to you, must be filed with the SEC and made public.  This will remove some spontaneity from my normal communication style.

I know you will have many more questions, and we have scheduled multiple all-hands meetings in all three major geographies starting today; the dates and times will be available on INET.

Lastly, I would like to say this:  IBM is a leader in software, and has a strategy of acquiring leaders.  That we have been so actively pursued by IBM is a testimony to all of us who have created world-class products and services in BRMS, optimization, visualization, and supply chain.

I have never been more proud of you or of ILOG.

So let us do our best for the last two quarters of our independent life, and let us plan to dock the small ILOG boat to this large, smart, powerful mother ship full of new opportunities for all of us.

Pierre

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.